

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Mr. James Sikora
President and Director
Tao Minerals Ltd.
Oficina 301
Edeficio El Crusero, Carrera 48, 12 Sur
148 Medellin Colombia

> **Re:** **Tao Minerals Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed June 27, 2011**
> **File No. 000-51922**

Dear Mr. Sikora:

We issued comments to you on the above captioned filing on January 19, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 23, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact George Schuler, Mining Engineer at (202) 551-3718 or myself at (202) 551-3795 if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director